SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CVM n. 016390
CNPJ n. 01.832.635/0001-18 – NIRE 35.300.150.007
Av. Jurandir, 856, Lote 4, 1st floor
CEP 04072-000, São Paulo – SP

MATERIAL FACT

TAM S.A. (the “Company”), in accordance with the provisions of article 157 of Law No. 6.404 of December 15, 1976, as amended, and the provisions of the Instruction from the Comissão de Valores Mobiliários (“CVM”) No. 358/02, of January 3rd, 2002, as amended, informs its shareholders and the market in general that, in an Extraordinary General Meeting held on July 12, 2012, the following matters, among others, have been approved:

a)        The redemption and the cancellation of the shares that remained as free float shares after the completion, on June 22 of the current year, of the Public Offer of Exchange of Shares for Delisting and Resulting Exit from Corporate Governance Level 2 at BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros relating to TAM S.A. (“Offer”), in accordance with the provisions of §5 of article 4 of Law no. 6.404/76, as amended, and pursuant to item 7.2 of the public notice of the Offer. The amount to be paid for the shares which have been redeemed and cancelled will be the product of: (i) the number of ordinary shares of LATAM Airlines Group S.A. which the shareholder would have received in the Offer (assuming that he could have received fractional shares) and (ii) R$ 52.50 (fifty two Brazilian Reais and fifty cents), corresponding to the closing price of the preferred shares issued by the Company in BM&FBOVESPA on June 21, 2012, as published in BM&FBOVESPA website, multiplied by 10/9 (ten ninths). Such amount will be adjusted by the variation of the SELIC – Sistema Especial de Liquidação e Custódia rate until the date of the actual payment to the shareholder, and will be paid within 15 (fifteen) days, counted from the date when the meeting was held. The monies corresponding to the redeemed shares owned by the shareholders whose personal information was not updated along with the Company or with Itaú Corretora de Valores S.A., in its capacity as share registrar of the ordinary and preferred shares of the Company, will be deposited with Itaú Unibanco Banco Múltiplo S.A. The redemption of the free float shares does not imply the reduction of the company capital, and all shares redeemed were cancelled.

In case of doubts regarding the process of receiving the monies related to the redemption of shares, the shareholders may contact Itaú Corretora de Valores S.A. in the following branches:

•           São Paulo (SP): Rua XV de Novembro, 318 - Térreo - Tel. +55 (11) 3247-5721

•           Rio de Janeiro (RJ): Rua 7 de Setembro, 99 - Subsolo – Centro - Tel. +55 (21) 2202-2592

•           Curitiba (PR): Rua João Negrão, 65 - Tel. +55 (41) 320.4128

•           Porto Alegre (RS): Rua Sete de Setembro, 746 - Tel. +55 (51) 3210.9150

•           Belo Horizonte (MG): Rua João Pinheiro, 195 - térreo - Tel. +55 (31) 3249.3524

•           Salvador (BA): Avenida Estados Unidos, 50, 2º andar, Ed. Sesq. - Tel. +55 (71) 319.8010

•           Brasília (DF): SC Sul, Quadra 3, Ed. Dona Ângela, s/loja - Tel. +55 (61) 225-3312

b)        The cancellation of 123.742 (one hundred twenty three thousand seven hundred forty two) preferred shares issued by the Company, which were in its treasury, without reducing the company capital.

c)        The modification of the Company by-laws (estatuto social), the efficacy of which will be suspended until the Brazilian Securities Commission (Comissão de Valores Mobiliários) grants the cancellation of the registration of the company as a public company, as a result of the successful completion of the Offer.

d)       The extinction of the General Plan for the Granting of Stock Purchase Options of the Company (“Plan”), approved on the Extraordinary General Meeting held on September 29, 2005, the result of which is that: (i) the Plan was terminated, effective on this date, in relation to new benefits being granted; and (ii) the stock purchase options granted prior to this date (“Stock Option” or “Stock Options”) will be maintained until their vesting terms are completed, in accordance with the terms and conditions set forth in the Plan and the Private Instruments of Granting of Stock Purchase Options entered into with each of the beneficiaries; (iii) on the respective vesting dates, the beneficiaries of the Stock Options will receive a payment in cash equivalent to the product of (a) the total number of exercisable Stock Options; and (b) the difference, if any, between (b.1) the exercise price of the Stock Option, net of any applicable withholdings; and (b.2) the product of 0.90 (zero comma ninety) and the closing price of the share of LATAM Airlines Group S.A. on the Santiago Stock Exchange on the business day immediately prior to the exercise of the Stock Option.

The minute of the Extraordinary General Meeting containing the full text of the decisions mentioned herein is available for the shareholders in the following websites: www.cvm.gov.br e www.tam.com.br.

São Paulo, July 12, 2012.

Líbano Miranda Barroso

Chief Investor Relations Officer
TAM S.A.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.